Exhibit 99.1

Yingli Green Energy Pre-announces Preliminary Results

for Fourth Quarter and Full Year 2011

BAODING, China, February 21, 2012 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers, which markets its products under the brand “Yingli Solar,” today announced its preliminary unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2011.

Based upon preliminary data, the Company now expects a decrease of PV module shipments close to thirty percent from the third quarter to the fourth quarter of 2011, compared to its previously provided guidance of a low to middle twenties percent decrease. The Company also reaffirms its guidance of PV module shipment of 1,580 MW to 1,630 MW for fiscal year 2011.

The Company estimates its overall gross margin for the fourth quarter of 2011, including a non-cash inventory provision, to be approximately 3 percent, compared to its previously provided guidance of approximately 10 percent. Excluding the non-cash inventory provision, the Company estimates that its gross margin of PV module for the fourth quarter of 2011 would be approximately 12 percent.

Additionally, due to the challenging solar market conditions and the significant reduction of the Company’s market capitalization since the second quarter of 2011, the Company expects to recognize an impairment of long-lived assets of Fine Silicon Co., Ltd., or Fine Silicon, the Company’s in-house polysilicon production subsidiary, of approximately US$361 million and an impairment of goodwill of approximately US$43 million for the fourth quarter and full year 2011. The impairment of long-lived assets of Fine Silicon was to reflect the less than expected profit-generating ability of Fine Silicon’s assets due to a sharp decline in the spot market price of polysilicon. The goodwill was originated due to the historical acquisitions of equity interests in 2006, 2007 and 2008 in Baoding Tianwei Yingli New Energy Resources Co., Ltd., an operating subsidiary of the Company. The estimates presented in this press release are preliminary, unaudited and subject to further adjustments.

The Company further expects to provide a provision of approximately US$135 million on its inventory purchase commitment under long-term polysilicon supply contracts as a result of continuing decline in the polysilicon purchase price. The management continues to negotiate with its suppliers to amend the prices under these long-term contracts. Should the contract prices be revised down in the future, the provision will be reversed to the extent of the amount recovered.

The Company has scheduled a conference call and live webcast to discuss its unaudited financial results for the fourth quarter and full year 2011 at 8:00 AM Eastern Standard Time (EST) on Wednesday, February 29, 2012, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), which markets its products under the brand “Yingli Solar,” is a leading solar energy company and one of the world’s largest vertically integrated photovoltaic manufacturers. Yingli Green Energy’s manufacturing covers the entire photovoltaic value chain, from the production of polysilicon through ingot casting and wafering, to solar cell production and module assembly. Currently, Yingli Green Energy maintains a balanced vertically integrated nameplate production capacity of over 1.7 GW per year. Yingli Green Energy distributes its photovoltaic modules to a wide range of markets, including Germany, Spain, Italy, Greece, France, South Korea, China and the United States. Headquartered in Baoding, China, Yingli Green Energy has more than 11,000 employees and more than 10 subsidiaries and branch offices worldwide. Yingli Green Energy is publicly listed on the New York Stock Exchange (NYSE: YGE). For more information, please visit http://www.yinglisolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward- looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Director of Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yinglisolar.com